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April 10, 2009

VIA IDEA TRANSMISSION AND
BY ELECTRONIC MAIL
Mellissa Campbell Duru, Esq.
Daniel Duchovny, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	ORBCOMM Inc.
Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A
Filed April 6, 2009
File No. 1-3318
Dear Ms. Duru and Mr. Duchovny:
               We are writing on behalf of ORBCOMM Inc., a Delaware corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 10, 2009 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1” and, together with the associated form of proxy, the “Proxy Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the

Mellissa Campbell Duru, Esq.
Daniel Duchovny, Esq.
April 10, 2009

Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.
               Concurrently with this letter, the Company is filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”). Amendment No. 2 reflects revisions made to Amendment No. 1 in response to the comments of the Staff and the updating of other information. The page numbers in the bold headings below refer to pages in Amendment No. 1, while the page numbers in the responses refer to pages in Amendment No. 2. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 2.
               For your convenience, we are emailing to your attention copies of Amendment No. 2, including copies marked to show the changes from Amendment No. 1.
PRER14A filed April 6, 2009
Background of the Solicitation, page 4
1.	Please provide support for your belief that the Levinson Nominees’ strategy is “ill informed and would not result in an increase in shareholder value.” Similarly, revise to address why you believe Mr. Miron lacks “meaningful knowledge” or “meaningful executive experience.” Finally, explain why the board does not believe “a change in the Company’s business strategy or a $25 million capital raise” are in the best interests of the shareholders.

Response: With respect to the first statement, the Company has revised the Proxy Statement to delete the reference to the Levinson Nominees’ strategy being “ill-informed” and included additional disclosure regarding the Levinson Nominees’ strategy being inconsistent with the Company’s long-term plan as approved by the Board of Directors. Please see the disclosure on page 4.

With respect to the second statement, the Company has revised its disclosure to clarify that the Board’s belief regarding Mr. Miron’s industry and executive experience is based on his own biography where Mr. Miron discloses no business or operating experience with satellite companies or the satellite industry in general and indicates that, since 2005, he has been acting as a consultant/adivsor and not as an executive of a public or private company. Please see the disclosure on page 5.

Mellissa Campbell Duru, Esq.
Daniel Duchovny, Esq.
April 10, 2009

With respect to the third statement, the Company has modified its disclosure to explain the Board’s belief that a change in the Company’s business strategy or a $25 million capital raise are not in the best interests of shareholders because (i) the strategy proposed by the Levinson Nominees would likely have the Company develop applications and market directly to end-users and thereby compete with its customers, and (ii) a $25 million capital raise would likely be dilutive to current shareholders and the Company believes that it will have sufficient liquidity to implement the Company’s current business strategy. Please see the disclosure on page 5.
Security Ownership of Beneficial Owners and Management, page 13
2.	We reissue comment 4. We disagree that revising the referenced language to make it correct would make the company “responsible for .... the appropriateness of the disclaimers.”

Response: The Company has revised the Proxy Statement to remove any reference to beneficial ownership based on pecuniary interest. See disclosure on pages 13 and 14.
*      *      *
               Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or my partner, Paul T. Schnell, at (212) 735-2322.
Very truly yours,
/s/ Richard J. Grossman
Richard J. Grossman
Enclosure

cc(w/encl.):	Christian G. Le Brun, Esq., ORBCOMM Inc. Paul T. Schnell, Esq., Skadden, Arps, Slate, Meagher & Flom LLP